

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 1-A
REGULATION A
OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933


SEC MAIL PROCESSING
RECEIVED
JUN 2 1 2013
WASH. D.C.
196
SECTION

Share Air HOVA LLC, a Virginia limited liability company
1501 Thistle Road, T4, Richmond, VA 23238 804-955-9448

Share Air HOVA LLC, a Virginia limited liability company
1501 Thistle Road, T4, Richmond, VA 23238 804-955-9448
Attn: Barry M. Rickert

6189	80-0922263
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors; Barry Rickert, William Haseltine the issuer's officers; Barry Rickert, Chief Executive Officer, Secretary

(b) the issuer's general partners; none

(c) record owners of 5 percent or more of any class of the issuer's equity securities; the Company is a wholly owned subsidiary of Share Air LLC

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities; the Company is a wholly owned subsidiary of Share Air LLC

(f) promoters of the issuer; none

(g) affiliates of the issuer; none

(h) counsel to the issuer with respect to the proposed offering; Haseltine Law Office

(i) each underwriter with respect to the proposed offering; none

(j) the underwriter's directors; n/a

(k) the underwriter's officers; n/a

(l) the underwriter's general partners; n/a

(m) counsel to the underwriter; n/a

ITEM 2. Application of Rule 262

(a) n/a

ITEM 3. Affiliate Sales

n/a

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons. Virginia, Florida

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered. Virginia

ITEM 5. Unregistered Securities Issued or Sold Within One Year

n/a

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.
No.

ITEM 7. Marketing Arrangements

(a) n/a

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

As stated above, Mr. Haseltine is a director of the Issuer and is a 12% shareholder of the parent of the Issuer.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers. None.


SHARE
AIR.US

Prospectus

Share Air HOVA, LLC
50,000 Royalty Revenue Units
$100 per Unit

Share Air HOVA, LLC (the "Issuer"), a Virginia limited liability company, is offering on a best-efforts basis a minimum of 1,500 and a maximum of 50,000 Royalty Revenue Units (the "Units") at a price of $100 per Unit. The Issuer is a wholly owned subsidiary of Share Air LLC, a Virginia corporation (the "Administrator"). It is intended that the Units be sold directly through the efforts of a web site provided by the Administrator of this offering. The Issuer is a Special Purpose Entity and has no operations other than those described herein in connection with the offer of the Units. The intended methods of offer include, without limitation, website promotion, email, telephone and personal contacts. For more information, *see* the section titled "Plan of Distribution" herein.

The proceeds from this offering will be used to purchase Aircraft. Issuer will then enter as Lease Agreement with Share Air, LLC (the "Company") The Aircraft will then be leased by the Company to an End User, and the Company will collect Royalties and manage the ongoing relationship with the End Lessee(s). The Units will represent an ownership interest in the Aircraft and in future Royalties generated or to be generated by lease payments from End Users on Aircraft owned by Issuer and managed by the Company. The Units are expected to produce a return to investors of %. After the life of the Units (expected to be ten years), or upon certain other specified occurrences (*see* Liquidity Event *below*), a Liquidity Event will occur by which an ROP Payment will be made (through sale of the Aircraft). ROP Payments may be cashed out or reinvested in another royalty pool created by the Issuer or Administrator.

The business of the Issuer is to purchase Aircraft then lease them to the Company or other experienced commercial flying operators who will lease to End Users that train pilots for jobs in aviation, *i.e.* airlines, charter, commercial and education. The Company will obtain End Lease Agreements from Fixed Base Operators ("FBOs") at Hanover County Airport (Richmond, VA) or similar airports for the Aircraft. Lease payments will be collected by the Administrator, and an agreed fractional share (percentage) of the income from the leases will be remitted to Unitholders via their on-line accounts. The Issuer projects that Royalty Patments will yield a 7% return at Stabilization, plus the potential of higher earnings if Aircraft usage exceeds the minimum hours set forth in the Lease Agreement.

Purchase of Units in this offering will be facilitated by the Administrator and all funds received from investors will be deposited at [bank] (the "Escrow Agent") *fbo* Share Air HOVA, LLC. All subscription funds will be held in Escrow in an interest bearing Trust Account at [bank] pending the achievement of the Minimum Offering and no funds shall be released to Issuer until such time as the Offering is closed or partially closed. If the minimum offering is not achieved within 180 days of the date of this prospectus (or extension thereto not to exceed an additional 180 days), all subscription funds will be returned to investors promptly with interest and without deduction of fees. The Issuer shall have the right, in its sole discretion, to extend the initial offering period an additional 180 days. *See* the section entitled "Plan of Distribution" herein. As soon as the Issuer meets the minimum investment requirement the deal will be partially closed and funds will be released through the Administrator to the Issuer for purchase of an Aircraft. The Issuer will retain ownership rights to planes so purchased for the purpose of returning principle to investors (the "ROP Payment.")

This offering may terminate on the earlier of: (i) the date when the sale of all 50,000 Units is completed, or (ii) 180 days from the effective date of this document, or any extension thereto (up to a maximum of an additional 180 days). Prior to this offering, there has been no public market for the Units offered hereby. Any investment in the Units involves a high degree of risk.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE THE SECTION ENTITLED "RISK FACTORS" HEREIN.

	Number of Units	Offering Price	Selling Discounts & Commissions	Proceeds to the Issuer
Per Unit	1	100	6.00	94
Minimum	1,500	150,000	9,000	141,000
Maximum	50000	5,000,000	300,000	4,700,000

This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Subject to completion, dated June 19, 2013.

TABLE OF CONTENTS

SUMMARY INFORMATION

Is the investment right for you?

The Royalty Revenue Units ("Units") may be a suitable investment for you if:

•You are looking for an alternative investments for your 401(k) investment program
•You seek an investment that is directly linked to the sale of a traceable item such as hourly rentals of aircraft.
•You prefer an investment model that is not totally imume but indirectly affected by the markets, indexes, credit ratings and politics.
•You prefer to place your risks on a company that is small business, local and accessable.
•You seek an investment that does not pay a limited fixed interest such as a debt investment.
•You prefer an investment that does not require a CPA or MBA to decifer the offering.
•You seek an investment that has an opporunity to earn more than the stated minimum return.
•You believe that investing in an offering with a projected return that pays 7% after fees is a suitable return for your portfolio.
•You beleive that leasing aircraft is a viable business model and there is a growing demand for those services.
•You are a pilot who might be renting such aircraft from the lessee.
•You are a involved in General Aviation.
•You wish to promote the growth of General Aviation.
•You believe that General Aviation is in need of more investment opportunities.
•You believe that the lessee has the management experience necessary to profitably operate such a business.
•You are willing to accept the risk of loss of your entire investment.

The RRU may not be a suitable investment for you if:

•You are not willing to be exposed to flucuations of income as rental income will vary from month to month.
•You seek a guaranteed return on your investment
•You seek a guaranteed return of your principal in less than 20 years.
•You seek to invest in a liquid investment opportunity.
•You seek to invest in a company that may go to a major exchange (IPO).

You have no knowledge of aviation as a business.

Other Investment Factors

(d)

•The RRUs are designed for investor who seek exposure to small business income streams that are directly tied to sales of products and or services.
•RRU's may pay a monthly earnings in the form of cash to the members account. Members with cash balance on account may withdrawl those earnings at anytime. Since the payment of earnings is uncertain, investors should not expect to receive fixed periodic payments.
•RRUs are not notes, bonds or shares of stock. They only have value based upon their payment of earnings of a traceable product or service as described in the Royalty Agreement.
•Investors should read the HOVA Royalty Agreement supplement, see the section titled "Suplemental Documents and Exhibits".
•The denominations and stated principal amount of each RRU is $100. Any further issuances of RRUs maybe be issued at a price that is higher or lower than the stated principal amount, based upon the indicative value of the RRUs at that time.

What are Units?

Royalty Revenue Units are fractional ownership of a royalty (lease) agreement. This agreement conveys a percentage of an income stream to investors in return for their investment. This royalty is based upon paying a 7% return on investment each year and a return of an investor's original investment. The return of the original investment will depend on the actual resale value of the aircraft should a Liquidity Event occur.

How does this work?
Investors will purchase Units on the Administrator's website. http://exchange.royaltyclouds.com/SAHOVA.
Upon reaching mimimum raise amount, the funds will be disbursed to purchase the first aircraft. A lease is signed for that aircraft and the aircraft is placed into service where it will start to generate income. Income will be based upon flying hours as invoiced by the lessee for that month. Every month the lessor pays these hours of lease to the Company. The Company then pays the Issuer, through the Administrator, the amount due under its contract that should be sufficient for scheduled royalty payments to investors.

As more funds are raised beyond the minimum these amounts are put into escrow until another aircraft can be purchased and the cycle repeats until the maximum amount is raised and assets are purchased.

Every month the royalties paid to the administrator are disbursed to member accounts as credits. These credits can be cashed out or re-invested as desired.

When do investors receive a return?
Monthly distributions of income are made electronically to unit holders accounts.

When can investors cash out their earnings?
As frequently as they like.

Does the investor pay a fee to invest?
Yes, $6 of each Unit sold for $100 is paid to the selling agent who is an affiliate of Share Air HOVA LLC.
Does the investor pay to re-invest earnings into a new offering?
No, you can use earnings to purchase new Units in this or another offering as desired and there are no fees charged.

Does the investor pay a fee when they cash out their earnings?
Yes, the adminstrator charges a $25 fee or __%, whichever is lower, for any transfer or distribution of funds from your account. However, the administrator offers a free withdrawal day once per year which is always the first business day of that year.

Do investors pay any annual fees?
No

Can investors sell or trade their Units?
Yes, but only on the Administrators website. There is currently no secondary market for Units.

What is the future value of an Unit?
Units have a principal amount that is always $100 per Unit. The total number of Units sold is based upon the maximum target raise amount. Once all Units are sold, the Administrator will post all secondary sales on the website as they occur. The price for these secondary sales is determined by the seller/buyer and not the Administrator. These Units can be listed for free and the Administrator cannot predict the final selling price of a Unit.

Why would an Unit ever sell for more than $100?

Risk changes over time and sales will change over time. As risk goes down the price of a Unit will go up. As sales go up so do investor returns and therefore the price of a Unit should go up as well. This, however, does not mean that these situations will occur as that is unknown.

What is the royalty to be paid?

The royalty paid will vary by aircraft as the costs vary. The royalty is calcuated to be based upon a target return of $7 per $100 invested on an annual basis. When an asset is sold, a Liquidity Event occurs, resulting in repayment of investor's principle.

Could a royalty ever be zero?

First it is important to understand that the lease has a minimum payment due each month, regardless of any of the following. So, only if the lessee fails to pay that minimum would your investment pay less than the stated return.

Could my investment ever pay more than the stated return?

The stated return is based upon the lessee meeting the minimum flight hours they have committed to in their lease. Experience in the industry and the study of like businesses suggest that these hours could easily double due to the highly competitive nature of this business and its sensitivity to aircraft rental costs.

Do aircraft depreciate?

Historically, new aircraft do depreciate for the first 5-10 years but aircraft sold 40 years ago now sell for more than the did originally (adjusted for inflation). This is because aircraft have such long life spans and costs of manufacturing of aircraft are constanting increasing. We suggest you consult an aviation broker to obtain current information on the selling of used aircraft. Example: In 1980 a Piper Saratoga, a six seat, single engine, fully loaded, turob charged aircraft sold new for $150,000. In todays dollars that is $432,000 today. A new aircraft today with this same capability would sell for $800,000 and this now 40 year old plane is selling used for $200,000 with thousands of flight hours on it.

Why is this a good deal?

It is relative as to how an investor evaluates an investment. Some people might invest because they have no access to better investments and are tired of loosing money to savings accounts or high cost 401(k) retirement programs run by mutual funds. Some investors who are very savvy may perfer to stay in more lucritive and higher risk investment portfolios that if the risk pays, it pays really big and if it fails, well they loose big as well.

What is the worst case for this investment, in simple terms?

Assume that the lesse performs in accordance with the lease and the affiliates all perform as expected and assume that over the next 10 years the planes continue to perform at the minimum levels investors should see earnings of $7 per year plus 3% lease adjustment per year. Each $100 invested for 10 years would pay $96 of earnings plus the return of thier principal amount of $100. These combined would yield a annual return of 9.6%. Now consider putting that $100 into a savings that is paying 1% interest. Your $100 would be losing 2% per year on current inflation and at the end of 10 years that $100 would be worth $81.70.

If you choose the option to re-invest your earnings into this same offering, your $100 would be worth $293 in 10 years. This is a gain of 19.3%.

Will the Issuer re-purchase my units?

No, the Administrator only offer investors a free listing to sell their units. However, upon a Liquidity Event, the principle may be returned to an investor.

Can Units be sold if other units are being sold?

This offering is a continious raise up to the maximum amount. The period of time it will take to raise funds is unknown. During the initial raise, we do not allow for Units to be sold.

RISK FACTORS

Investment in the securities offered hereby involves certain risks and is suitable only for investors of substantial financial means. Prospective investors should carefully consider the following risk factors in addition to the other information contained in this prospectus, before making an investment decision concerning the common stock. This section discloses all of the material risks of an investment in this Company.

Limited Liquidity May Result in Inability to Sell Units 	There will be no market for the Units initially, and there can be no assurance that a secondary market will develop. If a secondary market does develop, there can be no assurance that it will provide holders with liquidity or that the market will continue for the life of the Units. Absent a secondary market for the Units, an investor may experience a delay if it chooses to sell Units or the price it receives may be less than it would receive for a comparable liquid security.
Limited Assets for Payments - No Recourse to Issuer, the Company or Administrator	Issuer does not have, nor is it expected to have, any significant assets other than the Aircraft and future lease payments from the Aircraft. Issuer will retain ownership rights to the Aircraft. Royalty Payments will be payable solely from the lease payments on the Aircraft as collected by Administrator. Unit Holders must rely solely upon these payments with respect to the underlying royalties to supply cash flow for Royalty Payments. The Issuer will retain ownership rights of all Aircraft in order to maintain cash reserves sufficient to repay the ROP Payment to investors.
Limits on Enhancement May Result in Losses to You	Although we intend the Enhancement for the Units to reduce the risk of delinquent payments or losses to holders of a series of Units entitled to the benefit of the Enhancement, the amount of the Enhancement will be limited.
Book-Entry Registration - Beneficial Owners Have Limited Liquidity	Issuance of the Units in book-entry form may reduce the liquidity of these securities in any secondary trading market since investors may be unwilling to purchase securities for which they cannot obtain physical certificates. Since transactions in the Units can be effected only through the means set forth in the prospectus, your ability to pledge a Unit or otherwise to take actions in respect of the Units may be limited due to lack of a physical certificate representing the securities.

Possible Insufficient Cash Flow to Timely Pay Unit Holders	Lessee(s) may fail to pay minimum flying hours per month as stated in the lease(s). All royalties paid to investors are subject to the performance of these lessees. This risk is controlled via two critical counter measures. (1) A lessee is required to purchase a minimum of 5% of each offering of Units in lieu of a deposit or downpayment. This puts a lessee in equal loss/gain positions as other investors. (2) Lessee principals must be personally guaranteed on each lease. Each potential lessee will have significant income from other operations and has long term contracts with the local county to manage the airport operations.
Possible Delays In Periodic Payments	Admistrator could fail to distribute royalties to investors as per the Royalty Agreement. However, an independent accounting firm will oversee these distributions and provide monthly accounting statements for investor review. Therefore, any issues with this would become immediately visible to investors, and appropriate steps could be taken immediately. Investors also have the option to cash out earnings monthly.
Insufficient Administrator Experience **Limited Company Experience**	Administrator has never operated such an enterprise and its ability to raise funds as Selling Agent is untested. Due to the escrow of funds during the fund raising period, investors are at low risk and if funds cannot be raised to meet minimum requirements their escrowed funds will be returned with bank interest rates. Management of aircraft will be undertaken by the Company, however, management does not require expertise as End User assumes financial responsibility for all maintenance, insurance and general operating expenses except for major engine and propeller overhauls. Company plans to follow the FAA recommended 2,000 engine overhaul intervals and will collect reserves on that basis.
Resale Value May Be Less Than Anticipated.	Resale value is dependent upon fair market value which cannot be known ahead of time. Significant depreciation of the aircraft would lower the overall return for investors.


RECEIVED

No Liquid Market for the Units.	Units are not a common security and there is no public trading of Units at this time. However, Units may be sold by any member in privately negotiated transactions at anytime for any price. The Administrator offers a simple form to change the ownership of the Unit. The Issuer will not issue certificates. Instead, the Units will be recorded and maintained on the Administrator's website.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Prospectus potential investors should keep in mind other possible risks that could be important.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements about our business, financial condition and prospects that reflect our management's assumptions and beliefs based on information currently available. We can give no assurance that the expectations indicated by such forward-looking statements will be realized. If any of our assumptions should prove incorrect, or if any of the risks and uncertainties underlying such expectations should materialize, the actual results may differ materially from those indicated by the forward-looking statements.

The key factors that are not within our control and that may have a direct bearing on operating results include, but are not limited to, acceptance of the proposed services that we expect to market, our ability to establish a substantial customer base, managements' ability to raise capital in the future, the retention of key employees and changes in the regulation of the industry in which we function.

There may be other risks and circumstances that management may be unable to predict. When used in this document, words such as, "believes," "expects," "intends," "plans," "anticipates," "estimates" and similar expressions are intended to identify and qualify forward-looking statements, although there may be certain forward-looking statements not accompanied by such expressions.

Definitions of Terms

Administrator	Royalty Clouds, Inc. will be the Administrator of the Offering. The Administrator will also act as Selling Agent for the Units. The Administrator will hold funds from investors until a partial or full closing of this Offering. RCI will collect and pass through to investors the Royalty Payments. RCI has the ongoing responsibility for all communications between investors and the Issuer. This includes preparing reports of royalties received and paid to investors.
Aircraft:	An aircraft purchased by the Issuer with proceeds from this Offering for leasing to the Company. The Company will then lease the Aircraft to an End User.
Company	Share Air Leasing LLC
Credit Enhancement:	The Contingency Fund and/or the Maintenance Reserve Fund.
Contingency Fund:	Funds equal to 15% of all Units sold will be held in an Escrow Account for the purpose of providing emergency funds for unexpected expenses associated with keeping the aircraft flying. A Contingency Fund will be created for each Aircraft from proceeds of the Offering. Thus, the Offering amount for Units for the purchase of an Aircraft will be 115% of the cost of the Aircraft. Due to the conditions of the lease, *i.e.* Triple Net terms, events requiring the use of these funds should be zero; however, situations may arise where a temporary need for cash is required for an expense that is unforeseeable for an Aircraft. These might include, *e.g.* (a) delay in payment as a result of a manufactures rebate or warranty issue, (b) insurance claim payment delay or (c) a legal issue or any other expense that is preventing the Aircraft from being placed into service. This Contingency Fund is considered to be part of the assets associated with each aircraft and when an aircraft is sold, the related amount of the contingency fund is added to the sale price of the aircraft and will be paid to investors as the ROP Payment.


SEC MAIL PROCESSING
RECEIVED
JUN 21 2013
WASH, D.C.
SECTION

Depositor:	The Company will be the Depositor of the Royalties used to make Royalty Payments to Unit Holders.
End Lease Agreement	Triple-Net Lease Agreement between Company and End User or lessor of Aircraft. The End Lease Agreement may specify a minimum number of hours each period that will be billed to the Lessor.
End User	The person or commercial entity that signs a Lease Agreement with the Company for lease and operation of an Aircraft.
Escrow Accounts	During the fund raising process investment dollars paid to Administrator are held in an Escrow Account under a separate bank account. This Escrow Account is at Bank of in the name of and managed by Administrator for the benefit of Unit Holders. An Escrow Account will also be used for holding funds to be used for Royalty Payments that are generated by payments to Company from Lessors under End Lease Agreements.
General Aviation	General aviation (GA) is all civil aviation operations other than scheduled air services and non-scheduled air transport operations for remuneration or hire.[1] General aviation flights range from gliders and powered parachutes to corporate jet flights. The majority of the world's air traffic falls into this category, and most of the world's airports serve general aviation exclusively. [2] General aviation covers a large range of activities, both commercial and non-commercial, including private flying, flight training, air ambulance, police aviation, aerial firefighting, air charter, bush flying, gliding, skydiving and many others. Homebuilt aircraft, light-sport aircraft and very light jets have emerged in recent years as new trends in general aviation. General aviation involves a wide range of aircraft types such as Business jets, trainers, homebuilt, aerobatic types, racers, gliders, warbirds, firefighters and medical transports. The vast majority of aircraft today are general aviation types. —Wikipedia
Gross Sales	Gross Sales or Income is an accounting term that means pre-expenses. Royalties are based upon a percent of Gross Sales not Net Profit which is after all expenses are paid.
Issuer	Share Air HOVA LLC

Lease Agreement:	Agreement between Issuer and Company for use of an Aircraft. The Lease Agreement will specify a percentage of payments under the End User Agreements that will be received by Company and will become Royalty Payments for Unit Holders.
Lease Agreement Extension:	Extensions of the Lease Agreement, usually in additional five year terms
Lease Payments:	Payments made by End Users to the Company for leasing Aircraft.
Lease Terms:	The leases are subject to pricing increases of 3% per year. The leases are Triple-Net Lease with Maintenance Reserves of __% of monthly payments being collected by the Administrator and held in an Escrow Account. Each aircraft lease will vary with respect to specific terms based upon the cost of the aircraft, its operating costs, hours flown and market needs.
Liquidity Event:	Either the stated end of the (ten year) life of a Unit, or disruption or discontinuation of the Lease Agreement of the applicable Aircraft or a Default. Upon a Liquidity Event, the Aircraft will be disposed of and the proceeds will be distributed in an ROP Payment.
Maintenance Reserve Fund:	The overhaul of both engine and propeller are a significant cost. Therefore, to maintain asset value of the Aircraft, these funds are held by the Administrator in an Escrow Account. Partial release of Maintenance Reserve Funds may be necessary. Aircraft engines are to be inspected and overhauled upon a fixed number of hours use per the FAA.
Management Agreement:	Agreement between Company and Issuer whereby Company will manage the lease of Aircraft to End Users, receive revenues therefrom,
Manager:	Operator of the Company. Oversees implementation of Lease Agreement with the Issuer.
Offering:	This offer and sale of Units through this Prospectus.
Royalties:	Payments made by the Company to Administrator under the Lease Agreement for the benefit of Unit Holders. The Royalties, less a 1.5% administrative fee to Administrator, will be transmitted to Unit Holders every month.
Royalty Agreement:	Written agreement between Issuer and Unit Holders whereby Lease Payments are earned and transmitted by Company to Administrator for the benefit of Unit Holders. There will be a pool of End user agreements and Royalty Agreements, one per aircraft.

Royalty-based Lease: Most of the elements of a commercial property lease are used but rather than having a fixed monthly payment, the payment varies by sales of traceable units. Unit Holders will earn higher returns as sales increase and lower returns when sales go down.

Payment Date: Credit for Royalty Payments shall be placed into Unit Holders' accounts on the 15th of each month, or the next business day if that day occurs on a weekend or holiday.

Royalty Payments: The amount of the Royalties paid or credited by the Issuer to Unit Holders is based upon the aircraft lessee's payments to the Company for the prior month as set forth in the Lease Agreement. The Administrator will collect an Investor Fee of 1.5% of all lease payments received. On each Payment Date, for each $100 Unit, the investor will receive a cash payment equal to (a) the Distribution Amount minus (b) the Investor Fee. The Payment will be paid to the holder of a Unit as of the applicable Payment Date.

ROP Payment: Final payment on the Units which involves the return of principle to an investor. If your Units have not previously been repurchased by the Issuer, at a Liquidity Event each Unit Holder will receive 95% of its pro rata share of the selling price of the Aircraft purchased to support Royalty Payments. This price includes the remaining cash in the contingency fund plus the maintenance reserve fund for that aircraft.

Selling Agent: Administrator is the Selling Agent. By agreement with the Issuer, the Selling Agent provides an online market place for selling or purchasing the Units.

Stabilization: Occurs when the aircraft is placed into operation and starts on the day of the first invoice for flying time. This is also the start date of the lease.

Stated Return: The Company projects the stated return based upon the total investment made for an aircraft and the royalty paid to Unit Holders on an annual basis and a ROP at the end of the term of the Royalty Agreement. We project that over the term, the aircraft will not depreciate. Projections also assume that Share Air Leasing LLC will re-purchase aircraft with reserves and contingency funds for the original investment less fees if funding is available.

Term: The Term of the Units will be ten years. Issuer's source of royalty revenue with which to pay investors is based upon a 10 year lease provided by the Company to Lessees. The cash flow from the leases will be transferred to Issuer by Administrator for conveyance to investors. At the end of the Term, there will be a Liquidity Event.

Traceable Units	Traceable Units are defined as the unit of sales for a product or service. End Users Traceable Unit is Flight Hours by Hobbs meter measurement and Traceable by invoices to End User clients.
Triple-Net Lease:	A **triple net lease** (Net-Net-Net or NNN) is a lease agreement on a property where End User agrees to pay all taxes, insurance, and maintenance (the three "Nets") on the property in addition to any normal fees that are expected under the agreement (rent, utilities, etc.). In such a lease, End User is responsible for all costs associated with the repair and maintenance of the property.
Unit Holders:	Purchasers of Units in this Offering or on the secondary market.



PROCESSING
RECEIVED
JUN 21 2013
196

THE ROYALTY REVENUE UNITS OFFERING

The Issuer is offering investors the opportunity to share lease and rental revenue income ("Royalties") from one or more Aircraft.

The Issuer is a Special Purpose Entity that pools investor funds to facilitate purchase of Aircraft for leasing by Company. Company then transfers a portion of these lease payments to Issuer, who then passes the Royalties on to investors. Company will enter a Royalty Agreement with Issuer to generate a return for investors. Under terms of the Royalty Agreement, _____% of the income from the lease is returned to investors via a royalty payment. This gives a stated return of ____% per year based upon minimum lease payments.

The concept of a royalty is simple: Share Air LLC (the "Company") creates a Royalty Agreement with Issuer based upon the future income stream from a lease or rental fleet of aircraft. Every hour these Aircraft are flown, the investors are paid a fractional part of that income. If there is no income, then investors receive no earnings. However, if incomes exceed minimum aircraft lease amounts, then investors are able to earn more than the minimums.

It is important to understand that an aircraft lease is based upon hours flown, not a fixed amount per month beyond an agreed minimum. If any plane is not flown those minimum number of hours, the lessee must still pay for the minimum number of hours. However, these deficit hours are considered "pre-paid" and may be used as a credit on future months lease payments if the minimum is exceeded. If any credits are not used by the end of the term of the lease, the lessee and lessor agree to extend the lease for additional months provided that the lessee is making all minimum payments when applicable.

Our goal is to provide investors with a minimum return of ___% annually on their investments. Since investor royalties are based upon a percentage of gross leases, changes in leasing price by the lessee will alter the income to royalty holders. Historically, Aircraft rental prices have seldom gone down. This link to leasing price is a key advantage to investors.

It is the intention that these fleet Aircraft will never be sold since historically Aircraft are worth more for their future income streams than any possible appreciation.

Units, which represent fractional shares of the royalties due under the Royalty Agreement, are sold to investors. The Units will not be listed on any exchange or quoted in any organized market. Investors will have the ability to sell the Units via the Administrator's web portal. However, due to the anticipated limited trading market for the Units, selling them may be difficult and investors may lose value if selling.

Royalties paid to Unitholders comprise (_____%) percent of the gross lease payments made to Company. The amounts vary from lease to lease and plane to plane. We reserve the right to modify these numbers based upon final closing costs and expenses. The lease payment to support Royalty Payments after Stabilization is $___________ per year. At full funding the minimum annual lease payment is $_________. _____% of this is paid to investors as a Royalty Payment. Based upon the stated investment the annual return is projected to be _% on Units. Aircraft that fly more than the minimum average of ____ hours per month, will result in higher returns for investors.

Example: If the average usage were 55 hours per month, the annual lease payments would total $_________ and _____ % of this would pay investors a return of $__________ or about ____% ROI. These assume that all Aircraft have been purchased, delivered and are commercially available for rent and are subject to a Lease Agreement.

The Royalty Payments to be generated by the Aircraft will be a percentage: _____% of the cash flow, excluding escrowed reserves and contingency fund. The remaining cash flow is paid as management fees to the Company. This management fee is subordinated to the Royalty Payment to investors.

A default will occur if: Company becomes more than 60 days delinquent in payments; Company is shown to have improperly submitted aircraft usage hours; or Company fails to submit a monthly usage report two months in a row.

Asset Selection

The company may create Royalty Agreements for any aviation related asset based income stream or non-asset based income stream, *i.e.* Aircraft or service related income streams earned by a traceable product or service. These might include, consumer products, training, website subscriptions, hanger rentals, gas and oil sales, training services and others.

Asset Repurchases and Substitutions

Any asset purchase or repurchase will be based upon manufacturer published price lists and or current used prices of like Aircraft that are available for sale.

Defaults

In the event of a default by the Company, the Aircraft will be re-leased to a new lessee. Uncollected lease payments due or past due are collected via normal legal actions and upon receipt are also distributed to investors.

Note: Because this Prospectus focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

Marketing

The Company will create a localized and targeted marketing campaign to the aviation community to raise funds by the Issuer.

This Offering is being conducted on a "best-efforts" basis, which means Royalty Clouds, Inc. will post the offering on their website, and otherwise use their commercially reasonable best efforts in an attempt to sell the Units.

The Manager of Royalty Clouds, Barry Rickert, will not receive any commission or any other remuneration for these sales. In offering the Units on behalf of the Issuer, Rickert will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

Stated Rate Of Return For The Units

The Units have a stated rate of return of 7% as computed by the following:

Return = (Royalty Payments) / (Total Amount of Funds Raised) = 7%

Example:

Royalty Payments = (Net Funds Raised) * (0.07)= ($5 million) * (0.07) = $350,000 per year

Minimum Offering

The Issuer is to raise a minimum amount necessary to purchase the first Aircraft and place that Aircraft into a Lease Agreement with Company. The revenue from this will pay Royalty Revenues to Unitholders as a percentage of gross sales. The minimum amount to be raised is $150,000, which will fund the purchase of an Aircraft.

Proceeds Escrow

Proceeds from investors that are not applied to a Unit, working capital or reserves, will be held for a maximum period of 90 days in an interest bearing, separate savings account held by the Administrator.

The proceeds of this Offering will be held in an escrow account at Bank of America in the name of Administrator for the benefit of investors during the offering period. If insufficient funds are raised within 90 days of the beginning of this offering, investors will be eligible for a full refund.

Offering and Investment Period

Royalty Clouds, Inc. of Richmond, VA is the Selling Agent and will deposit into a separate interest bearing bank account (Bank of America) all investor funds received.

Upon reaching at least the Minimum Offering amount, it is contemplated that the Administrator will release 30% of the investor funds to make a deposit on a new aircraft order. Approximately, 90 days later the company will release an additional 30% of the remaining balance due when the aircraft is ready to be shipped from the manufacturer. The remaining balance due is to be paid upon acceptance by the Company.


RECEIVED
JUN 21 2013
196

Stabilization

The point at which all Aircraft are funded and are flying and subject to all provisions of their Lease Agreement. Aircraft will be purchased upon funding and royalties will begin to accrue upon placement into service.

Fees, Compensation and Expenses

The Administrator fee is 6% of the total funds raised. A $15 transfer fees applies to any other single transaction. The Administrator will receive an ongoing fee of 1.5% of royalty revenues for administering the Royalty Payments. Unitholders using credit cards will be charged 3% banking fees by the Administrator. Unitholders paying by check or bank direct deposits for Units are not charged any fees.

Limitations on Transferability

There are no restrictions on the transfer of ownership for royalty units provided the transfer is made via the Administrator on its website using the outlined process.

Advertising, Sales and other Promotional Materials

In addition to this Prospectus, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Prospectus and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this Offering, the Company or the Units and are not to be considered part of this Prospectus. This Offering is made only by means of this Prospectus and prospective Investors must read and rely on the information provided in this Prospectus in connection with their decision to invest.

Aircraft Titles In Escrow

The Aircraft will be 100% owned by the Issuer and titles will be placed into an Escrow Trust for the benefit of investors. This trust will be operated by:

Aero-Space Reports, Inc.
P.O. Box 720452
Oklahoma City, OK 73172
6916 N.W. 112th Street
Oklahoma City, OK 73162
800-765-2336
405-722-1030 (telephone)
405-728-2336 (fax)

The Issuer does not plan to sell the Aircraft as they are worth more as income generators to investors. The Issuer reserves the right to sell the Aircraft if it is to the benefit of investors. The Company is approved by the FAA for pilot training and maintenance.

THE ISSUER

Share Air HOVA, LLC (the "Issuer"), was incorporated in the State of Virginia in 2013. The Company has been in the developmental stage since inception and has no operations to date. The Company is a Special Purpose Entity. Royalty Clouds, Inc. (the "Administrator") is the parent of the Company. Its responsibilities for this Offering are to act as Administrator and Selling Agent for the Units. In the event that Royalty Clouds, Inc. should become unable to provide these services, each service is obtainable from several other companies.

Assets held by the Company will be 100% owned by the Issuer for the benefit of Unitholders and placed into an **Escrow Trust operated by:**
Aero-Space Reports, Inc. P.O. Box 720452Oklahoma City, OK 73172; 6916 N.W. 112th Street, Oklahoma City, OK 73162 800-765-2336 405-722-1030 (telephone) 405-728-2336 (fax)

The Issuer offers a way for the Company to pre-sell future income streams. This is similar to factoring of accounts receivable; however, these accounts receivable are not supported by sold invoices but rather on future sales that may or may not happen. The Company signs a lease with a well established firm and its principals with the intent of providing funding for Royalty Payment for Unitholders. Since the cost of flying an aircraft is well documented and most costs are known, the Company will be able to turn a profit from rentals and make monthly Royalty Payments to the Issuer for the benefit of Unitholders.

The Issuer does not perform any maintenance on the aircraft. That is the responsibility of the Company as stated above. Adding new Aircraft will be done as more funds are raised in this offering.

Investors have no recourse against the Company if investments perform poorly or below expectations.
The Administrator is responsible only for proper distribution of funds received.

The Issuer is filling a need to the business community: it is providing access to financing for new Aircraft that is difficult or nearly impossible to obtain. An aviation firm such as the Company may have difficulty obtaining conventional loans/leases for aircraft that are used to train pilots or rent to members of a club. An Aircraft is purchased, at retail pricing, from the Company due to its contacts in the industry by the Issuer. The Aircraft is then leased by the Company. The Company receives a 6% discount on any aircraft purchased from the dealer as it purchases multiple aircraft for multiple lessees.

The FAA registered title to the aircraft is impounded in a title escrow account under the ownership of Issuer and administration by the Administrator for the term of the Royalty Agreement. No liens can be placed against this asset by the Issuer, the Company or the Administrator at anytime.

THE COMPANY

The Aircraft will be purchased by the Issuer and leased to the Company, who will be the Obligor for the Units and will enter a Lease Agreement with the Issuer.

The Company has more than 20 years of aviation business experience. Company is the exclusive full service Fixed Base Operator (FBO) at two general aviation airports in prime locations in Richmond, Virginia and Winter Haven, Florida (www.flyhova.com). Company has all the capabilities in-house to fuel, repair, service, store and manage the aircraft to maximize the return for the Unitholders, since these functions do not have to be outsourced. The principals of the Company are also principals in Tecnam North America (www.tecnam.net), the exclusive importer and main aircraft dealer for Tecnam, an Italian aircraft manufacturer and a global leader in training aircraft (www.tecnam.com). The aircraft to be purchased by the Issuer will be Tecnam aircraft. Maintaining fleet consistency is a key efficiency factor in this type of operation.

The Company is prevented by the Royalty Agreement from pledging any Aircraft for any debt. By design, the Company should always be in a positive cash flow position. The Administrator is the trustee of escrowed funds during the fundraising period.

The primary purpose of the Company is to acquire aircraft leases from commercial flying operators then to securitizpass on to Issuer the Royalty Payments. The Company obtains lease agreements from Fixed Base Operators ("FBOs") at Hanover Airport (Richmond, VA) and will sell fractional shares of that future income to investors in the form of a Royalty Revenue Unit (a "Unit"). The fractional shares will be created to establish and maintain the rates of return on the Units as described herein. Royalty (or lease) payments are to be processed by Royalty Clouds, Inc. (the "Administrator") and appropriate amounts are paid to investors via their on-line accounts. The Company projects that royalties earned will yield a 7% return at stabilization (defined above under The Royalty Units), plus the potential of higher earnings as aircraft usage exceeds the minimum hours set forth in this agreement.

Use of Leased Aircraft

The Company has been training pilots for decades but recent changes in the economy and FAA rules present a new opportunity for growth of their flight training business sector.

FAA has changed the regulations for pilots pursuing their ATP certification requiring higher experience levels for new hires as co-pilots in airline operations. ATP certification allows a pilot to .
Minimum Multi-engine flight time experience has been increased to 50 hours and total flight time experience has been raised from 250 hours to 1,500 hours to achieve this certification.

These changes present significant capacity stress for the current pilot training programs in the United States. It should be noted that most foreign airlines send pilots to the U.S. for pilot training as the cost of flying in the U.S. is lower with greater freedom to fly in a variety of different conditions and airspace and all airline pilots of all nations must be fluent in English, so coming to America provides an immersion in the language as well.

To obtain the ATP certification necessary to join a US airline a pilot can expect to spend close to $80,000 in training and that training only provides a minimum number of hours (typically 250) toward their required 1,500 hours. So, to obtain these additional hours, most pilots seeking ATP ratings and jobs as a result thereof will need to become certified flight instructors in order to build the required time as CFI's are able to log PIC time for training. This process is not only competitive but may take years to achieve the required hours.

Obtaining Required Hours of Training – Time Building

One method for obtaining flight hours is to simply rent. Since the type of plane being flown is of no consequence to the FAA ratings, pilots can rent low cost single-engine planes to build time. In the past, this would be done in $125+ per hour flight time planes but projected across the 1,250 additional hours now needed it is probably too expensive for most people to contemplate. The Company is able to reduce this cost by about 30% by providing new, low operational cost aircraft to these pilots.

Airlines value twin-engine time more highly than single-engine time so the Time Building programs and professional programs being offered by the Company directly address this issue. First, the Company offers full professional programs that can include 100 hours of twin time at a price that other schools, relying on old, inefficient legacy aircraft cannot match and which would typically only give them15 hours of twin time for a similar price. Second, the Company offers programs with modern aircraft and extensive twin time so similarly situated students get to build additional twin time by qualifying as instructors, thereby making the Company's flight school very attractive for students, instructors and the ultimate bill payers – parents, airlines and loan providers.

The notable advantage that the Company has over its competitors is the smaller aircraft flight costs. Existing large competitors are typically flying old (30-40 year old) planes that burn 2x or 3x the fuel of Aircraft and are not capable of using lower cost automotive fuels that can be used by the Tecnam fleet. Fuel has become a serious cost to flying any plane and offering students a lower cost solution is a huge advantage. Older schools with an established fleet are generally unable to dispose of these inefficient aircraft and re-tool for the newer lower cost LSA fleets (Light Sport Aircraft - a special regulated class of aircraft by the FAA) or the very low cost Tecnam P2006T twin training aircraft leaving them vulnerable to low cost competition. Major flight schools are charging between $300 to $400 per hour for twin time including the instructor. With the Tecnam P2006T, the Company can save the students around $100 per hour for a brand new plane with modern electronic instrumentation and systems.

The Company is focused on rapidly expanding its accelerated flight schools in Winter Haven, Florida and in Richmond, Virginia as well offering low cost Time Building programs in modern aircraft. They have options on new hanger space and training rooms at both facilities to accommodate the expansion.
Can the Company keep these planes busy? 40 hours per month is a lot of flying time if you are the owner of a plane. Most owners fly less than 10 hours per month. But, training is a different story. When a person is prepared and dedicated to becoming a pilot, they probably have already found the money to complete their training and they wish to complete that training as quickly as possible. Many overseas pilots are funded by their governments or their airline employers. Accelerated programs are always paid in full up front and include a fixed number of flight hours. The use of accelerated flight programs and Time Building drives volume and leads to improved aircraft utilization that will significantly increase investor returns and lower the cost to the Company's clientele.

The Company has also agreed to invest an amount equal to 5% of the total purchase price of an Aircraft, and this money will be used to purchase Units in this offering. These Units will be restricted so that they cannot be transferred or sold during the term of the Company's lease period for a particular Aircraft.

Management, Voting and Governance

Except as otherwise provided in the Lease Agreement, all powers of the Company will be exercised by or under the authority of, and the business and affairs of the Company and implementation of the Company's policies and executive control of the Company's major decisions shall be managed by one (1) Manager (who may, but need not, be a member). The Manager will have the right and power to run the day-to-day and other affairs of the Company and to act as agent for and on behalf of the Company, with power to bind it. The Manager may be removed from office, and a new Manager may be elected or appointed by the Company or the Issuer.

THE LEASE AGREEMENT

The Lease Agreement with the Company is not a standard lease:

- It includes the payment into a reserve fund that is adequate to maintain the assets as per FAA requirements for engine overhauls, propeller overhauls and annual inspections.
- Company is responsible for all aircraft care and maintenance.
- Normal engine overhauls and propeller overhauls are expensive which is why the Company pays extra into a Maintenance Reserve Fund. This ensures that there is money available to perform these maintenance overhauls as a failure to do so would significantly reduce the asset value of the aircraft.
- When an overhaul is needed, the maintenance funds that have accrued will be released to pay for those costs. If the costs exceed the amount available, then it is the responsibility of the Company to pay for that additional cost.
- The anticipated royalty paid to Unitholders is based upon ____% of gross sales.
- Each plane must fly 40 hours per month as agreed in the lease.
- Additional hours flown increase the return realized on the Units.

Issuer will enter a Lease Agreement with Company based upon the future income stream from Aircraft. Every hour Aircraft are flown, the investors are paid a fractional part of the lease income. If there is no income, then investors receive no earnings. However, if incomes exceed minimum aircraft lease amounts (Stabilization), then investors are able to earn more than the minimums.

It is important to understand that an Aircraft Lease Agreement and an End Lease Agreement are based upon hours flown, not a fixed amount per month. There is a minimum number of hours each plane must fly as well. If any Aircraft is not flown those minimum number of hours, the Company and End User must still pay the minimum number of hours. However, these deficit hours are considered "pre-paid" and may be used as a credit on future months lease payments. If the credits are not used by the end of the term of the Lease Agreement, the End User and Company agree to extend the lease for additional months provided that the End User is making all minimum payments when applicable.

The Company has the right to extend the Lease Agreement up to 20 years in 5 year increments for a total of 25 years (the "Lease Agreement Extension"). Company may execute these additional Lease Agreement Extensions with Issuer and more Units will be issued until the maximum for this offering has been reached.

The Lease Agreement or Lease Agreement Extension term is subject to these conditions: (a) as long as the lease is effective the Company will continue to pay earnings to Unitholders or (b) if the Company does not renew the lease, it will sell the Aircraft at current market value and make a final ROP Payment to Unitholders as per the Royalty Agreement, and (c) at the Administrator's discretion, any aircraft may be transferred to a different lessee on the condition that the new lessee assumes the existing Lease Agreement and resolves any delinquent payments if applicable.

Amendment of the Lease Agreement by Manager

The Lease Agreement may be modified or amended (i) with the consent of the member, provided that, except with respect to certain modifications set forth in the Lease Agreement, any such amendment solely by the member may not materially and adversely affect (1) the rights and obligations of the members or (2) the economic terms of the Lease Agreement (except if all members are treated the same on a proportionate basis).

THE ADMINISTRATOR

The Administrator of the Units is Royalty Clouds, Inc. The Administrator is the parent company of the Issuer. Its responsibilities are to act as trustee, selling agent, transfer agent and administrator of Royalty Agreements. In the event that the Administrator should become unable to provide these services, each service is obtainable from several other companies. The Company is prevented as per our Royalty Agreement from pledging any asset owned by the Issuer for any debt. By design, the Issuer should always be in a positive cash flow position. The Administrator is the trustee of Escrowed Funds during the fundraising period.

There are no Selling Agents other than the Administrator.

The Administrator is responsible for proper distribution of funds received by the Company for the benefit of Unitholders. If the Administrator deems it relevant, the Administrator shall provide to Unitholders complete audited financial statements for its most recent fiscal year and, if necessary, unaudited financial statements prepared within 135 days of the date that the registration statement of which this prospectus is a part is made effective by the SEC. However, the Issuer is new and no past statements are available. The Issuer pays the Administrator a fee of 1.5% of Lease Payments for administering the Units.

The Administrator is the only company that knows who the investors are and how many Units they own. Administrator posts earnings to Unitholders' accounts and each Unitholder has the ability to re-invest these earnings or cash out.

Financial Condition of Administrator

The Administrator shall generally be required to demonstrate that it is solvent and will, with reasonable certainty, be able to meet any financial obligations to the Issuer and Unitholders. If the Administrator deems it relevant, the Administrator shall provide supplementally complete audited financial statements for its most recent fiscal year and, if necessary, unaudited financial statements prepared within 135 days of the date that the registration statement of which this prospectus is a part is made effective by the SEC. However, the company is new and no past operating statements are available.

USE OF PROCEEDS

Proceeds will be used to purchase Aircraft, create the Contingency Fund, pay offering fees and for working capital.

PLAN OF DISTRIBUTION

The Units to be offered in connection with this Offering shall be offered by the Issuer on the Internet. The Issuer is not using a selling agent or finder in connection with this Offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use www.RoyaltyClouds.com as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Royalty Clouds, Inc., an affiliate of the Administrator and the Company. In exchange for providing the portal and information management tool, Royalty Clouds, Inc. or its assigns, any of who may also be an affiliate of the Company, shall not receive any fee or commission.

This Prospectus will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website. It is also available at www.sec.gov.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire, and Form W-9 information to Share Air HOVA LLC, Manager 1501 Thistle Road, T4, Richmond, VA 23238 and wire funds for its subscription amount in accordance with the instructions included in the Subscription Package attached as Exhibit 4.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Prospectus, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this

Prospectus and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this Offering, the Company or the Units and are not to be considered part of this Prospectus.

This Offering is made only by means of this Prospectus and prospective Investors must read and rely on the information provided in this Prospectus in connection with their decision to invest in the Units.

State Qualification and Suitability Standards

This Prospectus does not constitute an offer to sell or the solicitation of an offer to purchase any Units in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the royalty units involves substantial risks and possible loss by Investors of their entire investment. *See* "Risk Factors." These Units have not been qualified under the securities laws of any state or jurisdiction.

We plan to qualify the Offering only with the Virginia securities regulatory bodies and such other state securities regulatory bodies as we may determine from time to time. We may also offer or sell Units in other states in reliance on exemptions from registration requirements of the laws of those states.

The investing section of the website hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

Certificates Will Not be Issued

The Company will not issue certificates. Instead, the Units will be recorded and maintained by our selling and transfer agent, Royalty Clouds, Inc. membership register.

Limitations on Transferability

The Company's Lease Agreement restricts the transferability of membership interests, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of a member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Manager or as otherwise permitted under the Lease Agreement, to a person or entity that is not an Interest Holder. The transfer of any membership interests in violation of the Lease Agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom membership interests are attempted to be transferred in violation of the Lease Agreement will not be entitled to vote on matters coming before the members, participate in the management of the Company, act as an agent of the Company, receive distributions from the Company or have any other rights in or with respect to the membership rights

Escrow

The proceeds of this Offering will be escrowed. Funds will be segregated into a separate bank account by Administrator during the fund raising period. If insufficient funds are raised within 90 days of the commencement of this offering, investors will be eligible for a full refund.

Advertising, Sales and other Promotional Materials.

In addition to this Prospectus, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Prospectus and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this Offering, the Company or the Units and are not to be considered part of this Prospectus. This Offering is made only by means of this Prospectus and prospective Investors must read and rely on the information provided in this Prospectus in connection with their decision to invest.

LEGAL MATTERS

Some legal matters regarding the Units will be passed upon by the Haseltine Law Office.

AVAILABLE INFORMATION
WHERE YOU CAN FIND ADDITIONAL INFORMATION

We undertake to make available to every Investor, during the course of this Offering, the opportunity to ask questions of, and receive answers from us concerning the terms and conditions of this Offering and to obtain any appropriate additional information: (i) necessary to verify the accuracy of the information contained in this Prospectus, or (ii) for any other purpose relevant to a prospective investment in the Units.

All communications or inquiries relating to these materials or other questions regarding the Company or the Offering should be directed to the Company at 1501 Thistle Road, T4, Richmond, VA 23238, 804-955-9448. Our Administrator's website is: www.ShareAir.us

REPORTS TO SECURITY HOLDERS

1. After this offering, Issuer will furnish Unitholders with audited annual financial reports certified by independent accountants, and may, in its discretion, furnish unaudited quarterly financial reports.

2. After this offering, Issuer will file periodic and current reports with the Securities and Exchange Commission as required.

3. The public may read and copy any Issuer files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E. Washington D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Company's filings will also be available on the SEC's Internet site at: http://www.sec.gov

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The Securities and Exchange Commission's Policy on Indemnification

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the company pursuant to any provisions contained in its Articles of Incorporation, Bylaws, or otherwise, OICco Acquisition II, Inc. has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by OICco of expenses incurred or paid by a director, officer or controlling person of OICco in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, OICco will, unless in the opinion of OICco legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification is against public policy as expressed in the Act and will be governed by the final adjudication of such.

PART III - EXHIBITS

Articles of Incorporation
Bylaws
Royalty Agreement
Lease Agreement

Articles of Incorporation

ACTION BY SOLE INCORPORATOR
OF

SHARE AIR HOVA LLC

May 10, 2013

In accordance with §13.1-623 of the Virginia Stock Corporation Act, the undersigned sole incorporator of Share Air HOVA LLC, a Virginia corporation (the "**Company**"), takes the following actions and resolves as follows:

Bylaws

- The bylaws attached as **Exhibit A** are hereby adopted as the bylaws of the Company.
- The Incorporator of the Company is authorized and directed to execute a certificate of the adoption of the bylaws and to insert such certificate and the bylaws in the minute book of the Company.

Directors

- The initial board of directors of the Company shall consist of 3 members.
- Barry Rickert, William Haseltine and Joe Geiger are appointed to serve as the initial members of the board of directors, each to serve until a respective successor is duly elected and qualified.

This action by sole incorporator shall be filed in the minute book of the Company and is effective as of the date first set forth above.

____
Barry Rickert, Incorporator

Exhibit A

BYLAWS OF

SHARE AIR HOVA LLC

Adopted May 10, 2013

BYLAWS

ARTICLE I — MEETINGS OF STOCKHOLDERS

1.1 ***Place of Meetings.*** Meetings of stockholders of Share Air HOVA LLC (the "**Company**") shall be held at any place, within or outside the State of Virginia, determined by the Company's board of directors (the "**Board**"). The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by §13.1-660.2 of the Virginia Stock Corporation Act (the VSGA"). In the absence of any such designation or determination, stockholders' meetings shall be held at the Company's principal executive office.

1.2 ***Annual Meeting.*** An annual meeting of stockholders shall be held for the election of directors at such date and time as may be designated by resolution of the Board from time to time. Any other proper business may be transacted at the annual meeting. The Company shall not be required to hold an annual meeting of stockholders, *provided* that (i) the stockholders are permitted to act by written consent under the Company's certificate of incorporation and these bylaws, (ii) the stockholders take action by written consent to elect directors and (iii) the stockholders unanimously consent to such action or, if such consent is less than unanimous, all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

1.3 ***Special Meeting.*** A special meeting of the stockholders may be called at any time by the Board, Chairperson of the Board, Chief Executive Officer or President (in the absence of a Chief Executive Officer) or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

If any person(s) other than the Board calls a special meeting, the request shall:

(i) be in writing;

(ii) specify the time of such meeting and the general nature of the business proposed to be transacted; and

(iii) be delivered personally or sent by registered mail or by facsimile transmission to the Chairperson of the Board, the Chief Executive Officer, the President (in the absence of a Chief Executive Officer) or the Secretary of the Company.

The officer(s) receiving the request shall cause notice to be promptly given to the stockholders entitled to vote at such meeting, in accordance with these bylaws, that a meeting will be held at the time requested by the person or persons calling the meeting. No business may be transacted at such special meeting other than the business specified in such notice to stockholders. Nothing contained in this paragraph of this **section 1.3** shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board may be held.

1.4 ***Notice of Stockholders' Meetings.*** Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the VSCA, the certificate of incorporation or these bylaws, the written notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting.

1.5 ***Quorum***. Except as otherwise provided by law, the certificate of incorporation or these bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. Where a separate vote by a class or series or classes or series is required, a majority of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise provided by law, the certificate of incorporation or these bylaws.

If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting, or (ii) the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, in the manner provided in **section 1.6**, until a quorum is present or represented.

1.6 ***Adjourned Meeting; Notice***. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

1.7 ***Conduct of Business***. Meetings of stockholders shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in the absence of the foregoing persons by the Chief Executive Officer, or in the absence of the foregoing persons by the President, or in the absence of the foregoing persons by a Vice President, or in the absence of the foregoing persons by a chairperson designated by the Board, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting. The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business.

1.8 ***Voting***. The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of **section 1.10** of these bylaws, subject to §13.1-728.3 of the VSCA.

Except as may be otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of capital stock held by such stockholder which has voting power upon the matter in question. Voting at meetings of stockholders need not be by written ballot and, unless otherwise required by law, need not be conducted by inspectors of election unless so determined by the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote thereon which are present in person or by proxy at such meeting. If authorized by the Board, such requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission (as defined in **section 7.2** of these bylaws), *provided* that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxy holder.

Except as otherwise required by law, the certificate of incorporation or these bylaws, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Except as otherwise required by law, the certificate of incorporation or these bylaws, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of shares of such class or series or classes or series present in person or represented by proxy at the meeting shall be the act of such class or series or classes or series, except as otherwise provided by law, the certificate of incorporation or these bylaws.

1.9 ***Stockholder Action by Written Consent Without a Meeting***. Unless otherwise provided in the certificate of incorporation, any action required by the VSCA to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

An electronic transmission (as defined in **section 7.2**) consenting to an action to be taken and transmitted by a stockholder or proxy holder, or by a person or persons authorized to act for a stockholder or proxy holder, shall be deemed to be written, signed and dated for purposes of this section, *provided* that any such electronic transmission sets forth or is delivered with information from which the Company can determine (i) that the electronic transmission was transmitted by the stockholder or proxy holder or by a person or persons authorized to act for the stockholder or proxy holder and (ii) the date on which such stockholder or proxy holder or authorized person or persons transmitted such electronic transmission.

In the event that the Board shall have instructed the officers of the Company to solicit the vote or written consent of the stockholders of the Company, an electronic transmission of a stockholder written consent given pursuant to such solicitation may be delivered to the Secretary or the President of the Company or to a person designated by the Secretary or the President. The Secretary or the President of the Company or a designee of the Secretary or the President shall cause any such written consent by electronic transmission to be reproduced in paper form and inserted into the corporate records.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Company as provided by §13.1-657 of the VSCA.

1.10 ***Record Date for Stockholder Notice; Voting; Giving Consents.*** In order that the Company may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which record date:

(i) in the case of determination of stockholders entitled to notice of or to vote at any meeting of stockholders or adjournment thereof, shall, unless otherwise required by law, not be more than sixty nor less than ten days before the date of such meeting;

(ii) in the case of determination of stockholders entitled to express consent to corporate action in writing without a meeting, shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board; and

(iii) in the case of determination of stockholders for any other action, shall not be more than 60 days prior to such other action.

If no record date is fixed by the Board:

(i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;

(ii) the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting when no prior action of the Board is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company in accordance with applicable law, or, if prior action by the Board is required by law, shall be at the close of business on the day on which the Board adopts the resolution taking such prior action; and

(iii) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, *provided* that the Board may fix a new record date for the adjourned meeting.

1.11 ***Proxies.*** Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of §13.1-653 of the VSCA.

1.12 ***List of Stockholders Entitled to Vote.*** The officer who has charge of the stock ledger of the Company shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Company shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten days prior to the meeting: (i) on a reasonably accessible electronic network, *provided* that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Company's principal place of business. In the event that the Company determines to make the list available on an electronic network, the Company may take reasonable steps to ensure that such information is available only to stockholders of the Company. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

ARTICLE II — DIRECTORS

2.1 ***Powers.*** The business and affairs of the Company shall be managed by or under the direction of the Board, except as may be otherwise provided in the VSCA or the certificate of incorporation.
2.2 ***Number of Directors.*** The Board shall consist of one or more members, each of whom shall be a natural person. Unless the certificate of incorporation fixes the number of directors, the number of directors shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires.
2.3 ***Election, Qualification and Term of Office of Directors.*** Except as provided in **section 2.4** of these bylaws, and subject to **sections 1.2** and **1.9** of these bylaws, directors shall be elected at each annual meeting of stockholders. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws. The certificate of incorporation or these bylaws may prescribe other qualifications for directors. Each director shall hold office until such director's successor is elected and qualified or until such director's earlier death, resignation or removal.
2.4 ***Resignation and Vacancies.*** Any director may resign at any time upon notice given in writing or by electronic transmission to the Company. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Unless otherwise provided in the certificate of incorporation or these bylaws, when one or more directors resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

Unless otherwise provided in the certificate of incorporation or these bylaws:
(i) Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.
(ii) Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

If at any time, by reason of death or resignation or other cause, the Company should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to a circuit court for a decree summarily ordering an election as provided in §13.1-655 of the VSCA.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole Board (as constituted immediately prior to any such increase), a circuit court may, upon application of any stockholder or stockholders holding at least 10% of the voting stock at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the VSCA as far as applicable.

A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office and until such director's successor is elected and qualified, or until such director's earlier death, resignation or removal.

2.5 ***Place of Meetings; Meetings by Telephone***. The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

2.6 ***Conduct of Business***. Meetings of the Board shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in the absence of the foregoing persons by a chairperson designated by the Board, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

2.7 ***Regular Meetings***. Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board.

2.8 ***Special Meetings; Notice***. Special meetings of the Board for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President, the Secretary or any two directors.

Notice of the time and place of special meetings shall be:

(i) delivered personally by hand, by courier or by telephone;

(ii) sent by United States first-class mail, postage prepaid;

(iii) sent by facsimile; or

(iv) sent by electronic mail,

directed to each director at that director's address, telephone number, facsimile number or electronic mail address, as the case may be, as shown on the Company's records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or (iii) sent by electronic mail, it shall be delivered or sent at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice may be communicated to the director. The notice need not specify the place of the meeting (if the meeting is to be held at the Company's principal executive office) nor the purpose of the meeting.

2.9 ***Quorum; Voting***. At all meetings of the Board, a majority of the total authorized number of directors shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the certificate of incorporation or these bylaws.

If the certificate of incorporation provides that one or more directors shall have more or less than one vote per director on any matter, every reference in these bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

2.10 ***Board Action by Written Consent Without a Meeting***. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

2.11 ***Fees and Compensation of Directors***. Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board shall have the authority to fix the compensation of directors.

2.12 ***Removal of Directors***. Unless otherwise restricted by statute, the certificate of incorporation or these bylaws, any director or the entire Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

ARTICLE III — COMMITTEES

3.1 ***Committees of Directors.*** The Board may designate one or more committees, each committee to consist of one or more of the directors of the Company. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the VSCA to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Company.

3.2 ***Committee Minutes.*** Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

3.3 ***Meetings and Actions of Committees.*** Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i) **section 2.5** (Place of Meetings; Meetings by Telephone);
(ii) **section 2.7** (Regular Meetings);
(iii) **section 2.8** (Special Meetings; Notice);
(iv) **section 2.9** (Quorum; Voting);
(v) **section 2.10** (Board Action by Written Consent Without a Meeting); and
(vi) **section 7.5** (Waiver of Notice)

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members. *However*:

(i) the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;
(ii) special meetings of committees may also be called by resolution of the Board; and
(iii) notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

Any provision in the certificate of incorporation providing that one or more directors shall have more or less than one vote per director on any matter shall apply to voting in any committee or subcommittee, unless otherwise provided in the certificate of incorporation or these bylaws.

3.4 ***Subcommittees.*** Unless otherwise provided in the certificate of incorporation, these bylaws or the resolutions of the Board designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE IV — OFFICERS

4.1 ***Officers.*** The officers of the Company shall be a President and a Secretary. The Company may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Executive Officer, one or more Vice Presidents, a Chief Financial Officer, a Treasurer, one or more Assistant Treasurers, one or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person.

4.2 ***Appointment of Officers.*** The Board shall appoint the officers of the Company, except such officers as may be appointed in accordance with the provisions of **section 4.3** of these bylaws.

4.3 ***Subordinate Officers.*** The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Company may require.

Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

4.4 ***Removal and Resignation of Officers.*** Any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board at any regular or special meeting of the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Company. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

4.5 ***Vacancies in Offices.*** Any vacancy occurring in any office of the Company shall be filled by the Board or as provided in **section 4.3**.

4.6 ***Representation of Shares of Other Corporations.*** Unless otherwise directed by the Board, the President or any other person authorized by the Board or the President is authorized to vote, represent and exercise on behalf of the Company all rights incident to any and all shares of any other corporation or corporations standing in the name of the Company. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

4.7 ***Authority and Duties of Officers.*** Except as otherwise provided in these bylaws, the officers of the Company shall have such powers and duties in the management of the Company as may be designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

ARTICLE V — INDEMNIFICATION

5.1 ***Indemnification of Directors and Officers in Third Party Proceedings.*** Subject to the other provisions of this **Article V**, the Company shall indemnify, to the fullest extent permitted by the VSCA, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

5.2 ***Indemnification of Directors and Officers in Actions by or in the Right of the Company.*** Subject to the other provisions of this **Article V**, the Company shall indemnify, to the fullest extent permitted by the VSCA, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that a circuit court shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which a circuit court shall deem proper.

5.3 ***Successful Defense.*** To the extent that a present or former director or officer of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described in **section 5.1** or **section 5.2**, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

5.4 ***Indemnification of Others***. Subject to the other provisions of this **Article V**, the Company shall have power to indemnify its employees and agents to the extent not prohibited by the VSCA or other applicable law. The Board shall have the power to delegate to such person or persons the determination of whether employees or agents shall be indemnified.

5.5 ***Advanced Payment of Expenses***. Expenses (including attorneys' fees) incurred by an officer or director of the Company in defending any Proceeding shall be paid by the Company in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under this **Article V** or the VSCA. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Company deems appropriate. The right to advancement of expenses shall not apply to any Proceeding for which indemnity is excluded pursuant to these bylaws, but shall apply to any Proceeding referenced in **section 5.6(ii)** or **5.6(iii)** prior to a determination that the person is not entitled to be indemnified by the Company.

5.6 ***Limitation on Indemnification***. Subject to the requirements in **section 5.3** and the VSCA, the Company shall not be obligated to indemnify any person pursuant to this **Article V** in connection with any Proceeding (or any part of any Proceeding):

(i) for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(ii) for an accounting or disgorgement of profits pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(iii) for any reimbursement of the Company by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the Company, as required in each case under the Securities Exchange Act of 1934, as amended (including any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the "**Sarbanes-Oxley Act**"), or the payment to the Company of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

(iv) initiated by such person, including any Proceeding (or any part of any Proceeding) initiated by such person against the Company or its directors, officers, employees, agents or other indemnitees, unless (a) the Board authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (b) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law, (c) otherwise required to be made under **section 5.7** or (d) otherwise required by applicable law; or

(v) if prohibited by applicable law.

5.7 ***Determination; Claim***. If a claim for indemnification or advancement of expenses under this **Article V** is not paid by the Company or on its behalf within 90 days after receipt by the Company of a written request therefor, the claimant shall be entitled to an adjudication by a court of competent jurisdiction of his or her entitlement to such indemnification or advancement of expenses. To the extent not prohibited by law, the Company shall indemnify such person against all expenses actually and reasonably incurred by such person in connection with any action for indemnification or advancement of expenses from the Company under this **Article V**, to the extent such person is successful in such action, and, if requested by such person, shall advance such expenses to such person, subject to the provisions of Section 5.7. In any such suit, the Company shall, to the fullest extent not prohibited by law, have the burden of proving that the claimant is not entitled to the requested indemnification or advancement of expenses.

5.8 ***Non-Exclusivity of Rights***. The indemnification and advancement of expenses provided by, or granted pursuant to, this **Article V** shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office. The Company is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the VSCA or other applicable law.

5.9 ***Insurance***. The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the VSCA.

5.10 ***Survival.*** The rights to indemnification and advancement of expenses conferred by this **Article V** shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.
5.10 ***Effect of Repeal or Modification.*** Any amendment, alteration or repeal of this **Article V** shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to such amendment, alteration or repeal.
5.11 ***Certain Definitions.*** For purposes of this **Article V**, references to the "**Company**" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this **Article V** with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this **Article V**, references to "**other enterprises**" shall include employee benefit plans; references to "**fines**" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "**serving at the request of the Company**" shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "**not opposed to the best interests of the Company**" as referred to in this **Article V**.

ARTICLE VI — STOCK

6.1 ***Stock Certificates; Partly Paid Shares.*** The shares of the Company shall be represented by certificates, *provided* that the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Company by the Chairperson of the Board or Vice-Chairperson of the Board, or the President or a Vice-President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Company representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Company shall not have power to issue a certificate in bearer form.

The Company may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Company in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Company shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.
6.2 ***Special Designation on Certificates.*** If the Company is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Company shall issue to represent such class or series of stock; *provided* that in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the Company shall issue to represent such class or series of stock, a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the Company shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this section 6.2 or with respect to this section 6.2 a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law,

the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.3 ***Lost Certificates.*** Except as provided in this **section 6.3**, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Company and cancelled at the same time. The Company may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Company may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

6.4 ***Dividends.*** The Board, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Company's capital stock. Dividends may be paid in cash, in property, or in shares of the Company's capital stock, subject to the provisions of the certificate of incorporation.

The Board may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

6.5 ***Stock Transfer Agreements.*** The Company shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes owned by such stockholders in any manner not prohibited by the VSCA.

6.6 Registered Stockholders. The Company:

(i) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner;

(ii) shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares; and

(iii) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Virginia.

6.7 ***Transfers.*** Transfers of record of shares of stock of the Company shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer.

ARTICLE VII — MANNER OF GIVING NOTICE AND WAIVER

7.1 ***Notice of Stockholder Meetings.*** Notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the Company's records. An affidavit of the Secretary or an Assistant Secretary of the Company or of the transfer agent or other agent of the Company that the notice has been given shall, in the absence of fraud, be *prima facie* evidence of the facts stated therein.

7.2 ***Notice by Electronic Transmission.*** Without limiting the manner by which notice otherwise may be given effectively to stockholders pursuant to the VSCA, the certificate of incorporation or these bylaws, any notice to stockholders given by the Company under any provision of the VSCA, the certificate of incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any such consent shall be deemed revoked if:

(i) the Company is unable to deliver by electronic transmission two consecutive notices given by the Company in accordance with such consent; and

(i) such inability becomes known to the Secretary or an Assistant Secretary of the Company or to the transfer agent, or other person responsible for the giving of notice.

However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice;

(iii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and
(iv) if by any other form of electronic transmission, when directed to the stockholder.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Company that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be *prima facie* evidence of the facts stated therein.

An "**electronic transmission**" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

7.3 ***Notice to Stockholders Sharing an Address.*** Except as otherwise prohibited under the VSCA, without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Company under the provisions of the VSCA, the certificate of incorporation or these bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any stockholder who fails to object in writing to the Company, within 60 days of having been given written notice by the Company of its intention to send the single notice, shall be deemed to have consented to receiving such single written notice.

7.4 ***Notice to Person with Whom Communication is Unlawful.*** Whenever notice is required to be given, under the VSCA, the certificate of incorporation or these bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Company is such as to require the filing of a certificate under the VSCA, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

7.5 ***Waiver of Notice.*** Whenever notice is required to be given under any provision of the VSCA, the certificate of incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

ARTICLE VIII — GENERAL MATTERS

8.1 ***Fiscal Year.*** The fiscal year of the Company shall be fixed by resolution of the Board and may be changed by the Board.

8.2 ***Seal.*** The Company may adopt a corporate seal, which shall be in such form as may be approved from time to time by the Board. The Company may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

8.3 ***Annual Report.*** The Company shall cause an annual report to be sent to the stockholders of the Company to the extent required by applicable law. If and so long as there are fewer than 100 holders of record of the Company's shares, the requirement of sending an annual report to the stockholders of the Company is expressly waived (to the extent permitted under applicable law).

8.4 ***Construction; Definitions.*** Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the VSCA shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

ARTICLE IX — AMENDMENTS

These bylaws may be adopted, amended or repealed by the stockholders entitled to vote. However, the Company may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal bylaws.

A bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Board.

SHARE AIR HOVA LLC

CERTIFICATE OF ADOPTION OF BYLAWS

The undersigned hereby certifies that he or she is the duly elected, qualified and acting Secretary of Share Air HOVA LLC, a Virginia corporation (the "**Company**"), and that the foregoing bylaws, comprising sixteen (16) pages, were adopted as the bylaws of the Company on May 10, 2013.

____
Barry Rickert
Founding Member
May 10, 2013

Royalty Agreement Form

Royalty Purchase Agreement Form

Between

Investors (Members of Royalty Clouds, Inc. - RCI)

and

Issuer Share Air HOVA LLC (together, the "Parties")

WHEREAS Share Air HOVA LLC (the "Issuer") owns certain aircraft (the "Property") and is in the business of investing in aircraft leasing and renting;

WHEREAS Share Air LLC (the "Manager") manages and subleases certain aircraft (the "Property") and is in the business of aircraft leasing and renting management services;

> *{Issuer conveys the use of these aircraft to an management company that then leases the aircraft to commercial aviation businesses that in turn rents the aircraft to individuals and companies. Lessees pay the aircraft management company each month. A percentage of that income is then paid to the Issuer who then distributes these returns to investors. Upon reaching term of the agreement, the aircraft are sold and the proceeds of that sale are paid to Unit holders.}*

WHEREAS the ownership of the Property is producing (is expected to produce) an income stream (the "Royalties") due to the present or future lease of the Property to FBOs (each of which a "User(s)");

WHEREAS Issuer wishes to sell fractional units of this income stream in the form of Royalty Revenue Units. The total number of Units to be sold is 50,000 at a principal price of $100 per Unit in return for _____% of gross lease income as generated from the leasing of Property to the lessee;

WHEREAS Royalty Clouds, Inc. ("RCI") is the designated selling agent and administrator for selling and administrating the distribution of Royalty Revenue Units (Units) associated with Royalties from Issuer and selling such Units to the public;

WHEREAS Unit holders desire to purchase the Units from Issuer via RCI, and have indicated below the amount of Units they wish to purchase and the price they are willing to pay for the Units plus the applicable fees of $6.00 per unit as shown on the product listing;

WHEREAS RCI will oversee, or contract with a third party for the administration of this Agreement: keeping appropriate books and records regarding the payment of the Royalties from the Issuer or its designee to unit holders, collection of the Royalties from the lessee and the operation and administration of units, and will exact certain fees ($1.50 per unit) for these transaction services plus any credit card processing fees that are applicable;

THEREFORE, IT IS AGREED BY THE PARTIES (comprising the "Agreement"):

1. Transfer of Royalty payments. This Agreement to transfer a fractional part of lease payments earned from use of the Property via leases is made ______, 2013 by and between Issuer or its assigns and RCI for the benefit of Unit holders. Issuer currently has unencumbered ownership of rights to the Royalties by virtue of its ownership of the Property and the leases, and will sell and/or assign the Units to RCI, which will then assign or sell the Units to Members of RCI who purchased Units.

2. Lease payments will be made by Share Air LLC to Share Air HOVA LLC directly, then distributed to the investors via RCI. (RCI is acting as the bank for the Issuer). These payments are then disbursed to Share Air HOVA LLC and Unit holders as directed by the Royalty Agreement.

3. These funds are the result of the lease of certain identified products or services listed in Exhibit C (the "Traceable Products" and/or "Traceable Services"). This list may be updated from time to time as aircraft is purchased and sold.

4. Purchase of Royalties. RCI will pay to Issuer a lump sum (or periodic payments) for the Royalties purchased by RCI members less the RCI listing fee, transfer fees owed to Issuer. The Estimated Settlement Statement included in Exhibit A illustrates the cost of the contemplated transaction and the net proceeds to the Unit holders.

5. Issuer may require, because of the nature of the use of funds, *e.g.*, deposits on new planes, renovations, etc., advances over a period of time. If periodic advances are to be made, Issuer will receive them as noted in Exhibit A. Unit holders will receive Royalties as noted below for these funds.

6. Issuer, in exchange for the funds received from Unit buyers, shall pay to RCI's account for the benefit of Unit holders (___% of Gross Lease Sales) per Traceable Product as shown in the list of traceable products.

7. The period for which the Royalty Payments shall apply and be required shall start on the day the aircraft is first rented and continues for a period of a minimum of 5 years.

8. The obligations of Issuer to make Royalty Payments shall be satisfied by the transfer of specified amounts of Royalties in this Agreement to RCI.

9. RCI shall account for all lease payments made by the lessee to RCI by submitting to Issuer and Unit holders the Traceable Product Reporting Schedule as required by Exhibit C (the "Schedule"). RCI or its designee will transmit these reports to Unit holders via email monthly.

10. Lessee will transfer the amounts due for lease payments as calculated on that Schedule, by check or by electronic funds transfer which must be received by RCI as set forth in Exhibit C. If Traceable Products are sold subject to sales taxes, the monthly sales tax report submitted to the authority with jurisdiction shall be attached to the Schedule. Issuer may submit the Schedule electronically or by postal service. Failure to file the Schedule and make the accompanying Royalty Payments on time is a breach of the agreement. There is a one hundred Dollar ($100) fine payable to RCI or its designee for every ten calendar days the Schedule is overdue, and for every five calendar days the accompanying Royalty Payment is overdue.

11. Use of Funds: Funds received under this RPA by Issuer are to be used only as described in the Intended Use of Funds statement submitted by Issuer, which is attached to this Agreement as Exhibit D. Use of funds received under this RPA for any other purpose will be deemed a breach of this Agreement, for which the Issuer's liability

will be the total of all funds advanced hereunder to Issuer, regardless of any payments made to RCI by Issuer, together with all Royalties that should have been made to RCI, and all costs and expenses incurred by RCI in the discovery of the false statements and the recovery of funds owed, including attorney's fees and all costs of process and collections.

Issuer manager has the ability to modify the list of aircraft purchased as needed as planes are purchased, the appropriate lease and amended royalty agreements will be distributed to Unit holders for each new purchase.

12. Limitation of Liability, Indemnity: Except for any breach of this Agreement, neither party hereto shall be liable for any claims by the other for injury, tort, opportunity loss, consequential damages of any kind, or other alleged harm suffered by the other party hereto. The liability of RCI, DRC, and any Members, owners, officers, agents, or representatives of them is limited in all matters, for any cause of action, to an amount not to exceed ten percent (10%) of the amounts provided to Issuer hereunder. There are no third party beneficiaries of this Agreement, apart from those referenced herein. Each party and its officers, employees, or other agents agree to hold the other parties harmless from any claims related to or arising out of the subject matter of this Agreement.

13. Confidentiality: Issuer, RCI and any assignee of RCI including RCI website subscriber members agree not to disclose to the public any documentation, correspondence, writings, drafts, proposals, or other non-public business information revealed to the other party, unless such disclosure is approved and agreed in writing by all parties. Issuer is permitted to share the RPA and documentation required by this RPA with the named attorney, CPA, and business consultant of the Issuer. Issuer is to use Exhibit E to list the names and contact information for parties with which Issuer will share confidential information. Information may be shared by RCI with Unit holders, or shared by RCI with Issuer according to the Standard Disclosure Package described below.

14. Standard Disclosure Package: The disclosure package will consist of the following documents in form and substance suitable to RCI in each of their sole discretion.

    a. Executive Summary or Description of Royalties – (Aircraft Make, Model, SN, airport of record)
    b. Contingency Funds - 85% of funds to be raised and paid to Issuer go the direct cost of purchasing the aircraft. These additional 15% are held in escrow by Issuer in reserve for unexpected operating costs, i.e. Engine repairs, aircraft repairs or other that may need to be paid while waiting on re-payment by manufacturer or insurance. Any use of the reserves will be clearly documented. If Share Air HOVA LLC must pay any expenses beyond the cost of these reserves, Share Air HOVA LLC will be re-imbursed for these funds by a deduction from Royalty #2.
    c. Use of funds requested of Issuer by RCI. Purchase of aircraft as defined in the purchase agreement plus any additional work to be performed prior to release to the airport of record.

15. Assignment: This Agreement may not be assigned by Unit holder without the prior written consent of Issuer.

16. Severability. In the event that any provision(s) of this Agreement is deemed by any court of competent jurisdiction to be unenforceable, illegal or contrary to public policy, the provision found to be unenforceable, illegal or contrary to public policy shall be stricken and the remainder of the Agreement shall remain in force.

17. Waiver. Failure of either party at any time or from time to time to exercise any right under this Agreement shall not be deemed a waiver of such right nor shall it prevent the party from subsequently asserting or exercising such right.

18. Governing Law, Venue. This Agreement shall be construed and governed according to the law of the Commonwealth of Virginia, without regard to choice of law rules. Venue for Disputes shall be Henrico County, Virginia. Prior to any litigation, the parties must submit to non-bingding arbitration under the rules of the local American Bar Association in HENRICO COUNTY, VA.

19. Electronic Documents: Issuer and Unit holders agree to accept notices from RCI and other documents and data related to this Agreement, via electronic mail, and agrees to maintain its access to the email address on file with RCI, and to update that email address with RCI as necessary to enable current and ongoing communication.

20. Entire Agreement. This Agreement and any attachments hereto constitute the entire Agreement and understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, whether oral or written. No modification or claimed waiver of any of the provisions hereof shall be valid unless in writing and signed by the parties against whom such modification or waiver is sought to be enforced.

In witness whereof the parties have executed this Agreement.

Issuer
Address 1:
City, State, Zipcode
Telephone

Royalty Revenue Unit Buyer

Attachments: (check if attached)

Exhibit A: ___Estimated Settlement Statement (ESS)

Issuer funds are distributed on an as needed basis as set by a trigger and/or milestone. Issuer is encouraged to protect the investors as much as possible in the event that they experience difficulties with sales or production. Investors make all final decisions for all investments. Display of concern for investors will go a long way in getting funded.

Exhibit B: ___Early Buy-out Agreement

Early buyouts shall not include any credits for royalties paid to date. Investors will assume that you intend to exercise this option as quickly as possible and that is part of their assessment of your offer. Early buyout amounts do not change over time. Early buyouts are automatically terminated in the event of any default or improper reporting or failure to pay outstanding royalties.

Exhibit C: ___Traceable Product [service/gross sales] Identification and Reporting Schedule

Include samples of your reports for both sales and applicable vendor purchases of raw materials. Cash sales cannot be included in any royalty agreement.

Exhibit D: ___Intended Use of Funds

Attorney fees, patenting of business process, marketing, advertising and freelance hiring

Exhibit E: ___Issuer attorney, CPA, and business consultant

Generic Lease Agreement Form

AIRCRAFT FBO LEASE AGREEMENT

This **Aircraft Lease Agreement** (the **"Lease"**) is entered into by and between **Share Air LLC (Lessor)**, with its principle office located at 1501 Thistle Road, T4, Richmond, VA 23238, hereinafter referred to as **"Lessor"** and {{company_es_:signer:company }}, its principle office located at {{address_es_:signer:address }} hereinafter referred to as **"Lessee"**.

21. **LEASE OF AIRCRAFT:**
Lessor hereby leases to **Lessee** the following described **Aircraft** with standard equipment and the optional equipment listed below, hereinafter referred to as the **"Aircraft"**:

Year:	**{{Year_es_:prefill}}**
Manufacturer:	**{{Mfg_es_:prefill}}**
Model:	{{Model_es_:prefill}}
Registration Number:	{{Reg#_es_:prefill}}
Serial Number:	{{SN_es_:prefill}}
Engine Makel:	**{{EngMake_es_:prefill}}**
Engine Model:	**{{EngMdl_es_:prefill}}**
Equipment:	

2. **DELIVERY AND ACCEPTANCE OF AIRCRAFT:**
The Aircraft will be delivered by Lessor to Lessee at {{CountyName_es_:prefill}} Airport ({{Designator_es_:prefill}}). Lessor warrants that upon delivery the Aircraft shall be in good condition and fit for Lessee's use with a fresh Annual. Lessee reserves the right to inspect the condition of the Aircraft upon receipt, and Lessee shall complete Lessor's Aircraft Acceptance/Delivery Receipt attached hereto.

3. **The Aircraft will be leased for a term of five (5) years.**
The lease shall commence on the date the Aircraft is accepted by Lessee as shown on the Aircraft Acceptance/ Delivery Receipt signed by the Lessee and attached hereto. At the expiration date of a ({{term_es_:prefill}}) year lease period the aircraft will be returned to the Lessor and the Lease terminated, continued on a month to month basis on the same terms or a new lease agreement entered into.

4. **Option to Renew Lease**
The lessee has the option to renew the existing lease for a period of two (2) years; provided that the existing lease is current and the lessee has demonstrated a commitment to keep the aircraft in good condition and continues to improve usage rates. Lessor has the right to deny renewals if acting in the best interest of their investors.

5. **LEASE RENTAL:**
In consideration for the lease of the **Aircraft, Lessee** agrees to pay **Lessor**
$ {{HourlyRate_es_:prefill}} USD per **"Hobbs Hour"**, with a **monthly minimum payment of $ {{MoMin_es_:prefill}} payable one month in advance**.
{In the event that (XX) hours are not flown in any given month and the minimum payment is made to pay for those (XX) hours, the unused hours are credited to lessee account in the final months of the lease.}

Flight hours shall be determined by the HOBBS METER, and the monthly rental payments shall by computed using the "base" HOBBS METER reading shown on the Acceptance/Delivery Receipt.

6. Additionally, **Lessee** will submit the following for escrow savings:
Engine/Propeller Reserves equal to $(X)/hour respectively are to be paid monthly for a term of five (5) years payable by the 15th of the next month. These funds are to be held in escrow for the use of engine and propeller overhauls as designated by the FAA. The amount of reserves is based upon mutually agreeable amounts by the **Lessor** and **Lessee**. Any deficiency resulting directly from the use by the **Lessee** is to be paid by the **Lessee**. Payment of these fees may be directed to a separate bank account (to be identified).
{Lessee is responsible for any costs that exceed this amount. These funds are only being collected by the lessor to protect their investment only. The lessee, who is also a FAA certified mechanic and dealer of the aircraft, has supplied the estimated cost of reserve funds that will be necessary to complete these overhauls.}

7. **Security Deposit: ${{deposit_es_:prefill}}**

8. **Lease is a Net-Net-Net Lessee (Triple Net)**
which means that the **Lessee** is responsible for all costs associated with the operation of this aircraft for the term of the lease. The **Lessor** shall collect, on a per hour basis, a fee for engine and prop reserves and those fees will be put in escrow for use by the lessee when the engine or prop reach the hours required for FAA required overhauls. If these savings of fees are not sufficient to cover costs, then the **Lessee** is required to make up the difference pro-rated to the actual use by the **Lessee** of the **Aircraft**. The **Lessor** is not obligated to pay any normal repair costs that may arise during the term of the lease.

9. **INSURANCE:**
The term of this lease, **as a minimum**, such insurance coverage on the **Aircraft** as follows:

- Bodily Injury Liability-Excluding Passengers:....................................$ 1,000,000
- Bodily Injury Liability Passengers: $100,000
- Property Damage Liability: ....$ 1,000,000

Hull Insurance: All risk ground and flight Hull Insurance on **Aircraft** shall be in the amount of **$ {{hullIns_es_:prefill}} USD** for term of this lease, with maximum Hull deductible as shown below:
Hull Deductibles: **$ 250.00** Not In Motion; **$ 1,000.00** in Motion;

Lessee shall furnish to **Lessor** certificates of insurance, with evidence that Hull and Liability insurance policies name **Lessor** as **"Owner/Lessor"**; as **"Additional Insured"** on Aircraft Liability Coverage; and as **"Loss Payee"** for Aircraft Physical Damage Coverage thereunder;
Lessor's lien holder, if any, must be provided **"Breach of Warranty"** coverage.
Lessee shall furnish **Lessor** evidence that the required insurance has been secured prior to delivery of **Aircraft.**

Annual rate increases: Hourly lease payments will increase each year by 3% or COLI, however, if the lessee exceeds 700 in the previous year, the rate for that year will be used for the following year.

8. **RISK OF CASUALTY LOSS:**

In the event of any loss or damage, **Lessee** shall promptly report such loss or damage to the **Lessor**, the insurance company, any and all applicable local, state, federal, or other governmental agencies as required, and shall furnish such information and execute such documents as may be required for Lessor to make claim under applicable insurance policies. The rights and liabilities of the parties shall be as follows:

A. If the **Aircraft** is lost or damaged beyond repair, and the insurance company pays **Lessor** the amount of the Hull insurance, **Lessee** shall pay **Lessor** the amount of the Hull insurance deductible, and this lease shall end;

B. **Lessee** acknowledges that the Hull insurance deductible shall be paid directly to **Lessor** as required;

C. If the **Aircraft** is only partially damaged, this lease shall remain in full force and effect, and **Lessee** shall, at its own cost and expense, repair the **Aircraft** so as to restore **Aircraft,** as nearly as possible, to same and exact condition as **Aircraft** was before said damage occurred. To the extent such damage is covered by the insurance described above, **Lessor,** upon receiving from **Lessee** such information and such documents as may be required, shall make claim if required under the Hull insurance policy and shall promptly reimburse **Lessee** for the cost of repairing the **Aircraft**, to the full extent of, but not more than, the net amount of such insurance recovery actually received;

D. If payment for the damages to the **Aircraft** is not made to the **Lessor** by the insurance carrier, **Lessee** shall be obligated to repair the **Aircraft** to the required satisfaction of the **Lessor** at its own cost and expense, and **Lessor** will then relinquish to **Lessee** all claims that it may have against the Hull insurance carrier under the said Hull insurance policy for the damages to the aircraft;

E. During the period that the **Aircraft** is being repaired, **Lessee** shall continue to make the monthly rental payments as they become due.

7. MAINTENANCE:

Lessee agrees to, at its own expense, provide the necessary labor and materials for maintenance of the Aircraft airframe, engines, and attached associated accessories for the term of this lease;

A. Upon reaching the properly and duly recorded Time between Overhaul (TBO), the Engine and the Propeller(s) overhaul shall be the responsibility of the Lessor;

B. In the event of engine replacement, Lessor may elect to repair the engine so as to place it in good, safe, and serviceable condition, or provide another similar engine in good, safe, and serviceable condition for use by the Lessee.

C. All internal engine repairs associated with incidents that require a teardown and inspection must be done by The Designated FAA Approved Shop at the expense of the Lessee.

D. Any maintenance to the aircraft engine requiring splitting of the crankcase will be performed at The Designated FAA Approved Shop at Lessor expense, unless damage to engine is determined to be the fault of the Lessee.

E. In an effort to reduce down time and operating costs, Lessee is encouraged to contact the Designated FAA Approved Shop for parts not considered normal wear and tear items. ie: engine accessories, radios, actuators, gear pumps and motors.

8. LEASE COVENANTS: Lessee covenants and agrees:

A. **That Lessee** will endeavor to use and operate the **Aircraft** in accordance with the manufacture's operating instructions, in conformity with the laws, ordinances, rules and regulations, municipal, state, national or otherwise, now existing or hereafter enacted, controlling or in any way affecting the operation, use or possession of the **Aircraft** or the use of any airport premises by the **Aircraft**, and only in compliance with the terms, conditions and limitations set forth in the applications for or policies of insurance made or issued pursuant to the terms of this lease;

B. **That** at **Lessee's** expense to cause maintenance and inspections on the **Aircraft** airframe, engines, and attached associated accessories to be performed as required by Federal Aviation Administration and Federal Aviation Regulation;

C. **That Lessee** shall not contract for maintenance, or make any alterations or modifications to the **Aircraft** or install any additional equipment therein or thereon without prior written consent of the **Lessor**, which consent will not be unreasonably withheld;

D. **That Lessee** will not permit any charge, lien, or encumbrance of any nature to be placed to or remain upon the **Aircraft**;

E. **That Lessee** indemnify and save **Lessor** harmless from and against any and all claims, costs, expenses, demand, and liabilities of any nature whatsoever which may be asserted against **Lessor** or incurred by **Lessor** and arising solely out of **Lessee's** use or operation of the **Aircraft** during the term of this lease, whether caused by **Lessee's** negligence, or not;

F. **That Lessee** permit the **Aircraft** to be operated only by pilots having current certificates as required by the Federal Aviation Administration and Federal Aviation Regulations and which meet the minimum requirements of the heretofore described insurance policies, certificates or applications;

G. **That Lessee** maintain all records, logs, and other materials required by the Federal Aviation Administration or any other governmental authority to be maintained in respect of the **Aircraft**, to make the same available at all reasonable times for inspection by **Lessor**, and at the expiration of termination of this lease, to deliver such materials to **Lessor**;

H. **That** applicable, sales taxes, or other local taxes, are the full responsibility of the **Lessee**. (The **"Lease Rental"** rate referenced in Paragraph 4 above does not include sales tax).

9. DEFAULT BY LESSEE:

If **Lessee** shall fail to make any monthly payments as herein provided, or any other amounts payable thereunder, when the same are due and payable, or if **Lessee** should default in the performance of any other terms, conditions and covenants to be performed by **Lessee,** or if the insurance as herein provided to be maintained shall expire or be cancelled, and **Lessee** shall be unable to replace such insurance, or if the **Aircraft** shall be misused or abandoned, **Lessor,** at its option, may take possession of and remove the **Aircraft** forthwith, without notice to **Lessee**, and with or without legal proceedings.

10. MISCELLANEOUS:

A. This agreement is, and is intended to be a lease, and if **Lessee** performs its obligations under this lease, **Lessee** shall peaceably and quietly hold, possess and use the **Aircraft** during the entire lease term, free from any interference or hindrance;

B. Neither party shall at any time during this lease for any purpose whatsoever be or become the agent of the other, nor shall either party be responsible for the acts and omissions of the other or its agents;

C. The invalidity of any portion of this lease shall not affect the remaining valid portions thereof;

D. All notices shall be binding on the parties hereto if sent to the address of the applicable party set forth herein, unless a subsequent address has been furnished, by mail, by one party to the other;

E. Except as elsewhere herein provided, any change or modification to this lease shall be in writing and signed by the parties hereto;

F. During the time of this lease, the **Aircraft** will be maintained and inspected in accordance with all applicable Federal Aviation Regulation(s);

G. During the term of this lease, the **Lessee** will be in operational control of the **Aircraft**, and by its signature set forth below, **Lessee** certifies that it understands its responsibility for operational control of the **Aircraft** and for compliance with applicable Federal Aviation Regulation;

H. All lease payments as set forth in this lease are due at the office of Royalty Clouds, Inc., 1501 Thistle Road T4, Richmond, VA 23238 or paid online at http://store.royaltyclouds.com, no later than the **Tenth (10th) day** of each month, beginning with the month following the month is which the lease commences. Payment(s) received after the **Tenth (10th) day** of the month shall be subjected to a **Ten Percent (10%)** late fee;

I. If this **Aircraft Lease Agreement** is given to an attorney for collection or enforcement, or if suit is brought for collection or enforcement, or if it is collected or enforced through probate, bankruptcy, or other judicial proceeding, then **Lessee** shall pay **Lessor** all costs of collection and enforcement, including reasonable attorney's fees and court costs in addition to other amounts due.

J. The entry into force of this **Lease** is wholly contingent on sufficient funds being raised by the **Lessor** to enable the purchase of the **Aircraft** from the current owner.

K. This agreement shall be subject to, governed by, and constructed in accordance with the laws of the State of Virginia and both parties agree to using mediation services to resolve any or all disputes.

11. RETURN OF AIRCRAFT:

Lessee shall, at its own expense, and at the expiration of termination of this lease, return **Aircraft** to **Lessor** at Hanover County Airport, Ashland, Virginia, 23005.

Should **Lessee** return **Aircraft** to **Lessor** at any time before the expiration of termination of this lease, Lessee, by its signature below, hereby solemnly agrees to pay **Lessor** the monthly minimum Lease Rental amount as set forth in Paragraph 4 above for each and every month remaining in the contracted **Term of Lease**.

Lessee shall return the aircraft to **Lessor** with a **Fresh Annual Inspection**.

Lessee shall return the aircraft to **Lessor** with **FULL TANKS** or be subject to a fuel surcharge. Fuel surcharge will be calculated based on current fuel prices.

12. **GUARANTY:**

{{ principal _es_:prefill}}, is the principal of **Lessee** herein. As principal of **Lessee,** **{{ name_of_guarantor _es_:prefill}},** hereby unconditionally guarantees to all terms set forth in the **Aircraft Lease Agreement**, and agrees to guaranty the payment of all bills and accounts including, but not limited to, the lease payments, the insurance payments, maintenance payments to include parts and labor, or any other payments required to be made under the terms of this lease. This "Guaranty" shall act as an unlimited continuing "Guaranty" for any aircraft leased by **Lessee** from **Lessor** herein.

13. **DEPOSIT(S):**

Deposit receipt is hereby acknowledged of **${{depositamount_es_:prefill}} USD** from **Lessee** to **Lessor**. This deposit of **$ {{depositamount_es_:prefill}} USD** hereby represents the minimum lease payment due **Lessor** by **Lessee** for the last month of this lease, and this amount will be credited to the last month's lease payment of the expiration of termination of this lease.

It is agreed by the lessee and lessor, that these deposit funds be invested on behalf and benefit of the lessee in the Royalty Units that are directly funding this aircraft or portfolio of aircraft for the lessee. This Royalty agreement is being sold by Share Air HOVA LLC. The number of royalty revenue units being purchased with this deposit are equal to the amount of the deposit divided by $100 the cost of one RRU (Royalty Revenue Unit).

Deposit is subject to all the standard terms and conditions stated in the offering circular but these RRUs cannot be sold or transferred without the written consent of Share Air HOVA LLC.

Lease is subject to credit checks of both the company (lessee) and the guarantor. Both authorize Royalty Clouds, Inc. To perform such credit checks. Any 3rd party costs associated with these credit checks are to be paid by the lessee.

14. **DATES:**

Executed this **{{day_es_:prefill}}** day of **{{month_es_:prefill}}**, **{{year_es_:prefill}}**

Barry M. Rickert

~~Director/~~CEO Share Air HOVA LLC, Share Air LLC



June 19, 2013

William B. Haseltine ~~III~~

Director



June 19,2013